UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

NANO DIMENSION LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 5.00 per share

(Title of Class of Securities)

63008G203(1)

(CUSIP Number)

Yoav Stern

+972-73-7509142

2 Ilan Ramon

Ness Ziona

7403635 Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1)	63008G203 is the CUSIP number for the American Depository Shares (“ADSs”) traded on the Nasdaq Stock Market, each of which represents one (1) Ordinary Share. The ISIN number for the Ordinary Shares is US63008G2030.

CUSIP No. 63008G203	Page 2 of 8

1	NAME OR REPORTING PERSON Stern YOI Ltd. Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,570,999 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,570,999 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,570,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes 2,076,735 ordinary shares, par value NIS 5.00, of Nano Dimension Ltd. (the “Ordinary Shares” and the “Issuer”, respectively), 2,752,161 warrants to purchase Ordinary Shares at an exercise price of $0.75 per share exercisable within 60 days, and 27,742,103 Series B warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. Stern YOI Ltd. Partnership (“YOI”) also holds warrants to purchase 2,064,121 Ordinary Shares at an exercise price of $0.75 per share that are not exercisable within 60 days. YOI’s warrants have an expiration date in August 2027.

(2)	Based on a total of 256,489,283 Ordinary Shares of the Issuer outstanding as of May 9, 2021 (based on the Issuer’s registration statement on Form F-3 filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2021).

CUSIP No. 63008G203	Page 3 of 8

1	NAME OR REPORTING PERSON Yoav Stern Separate Property Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,570,999 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,570,999 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,570,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Yoav Stern Separate Property Trust is deemed to beneficially own the 32,570,999 Ordinary Shares held in the name of YOI in its capacity as general partner of YOI. Includes 2,076,735 Ordinary Shares, 2,752,161 warrants to purchase Ordinary Shares at an exercise price of $0.75 per share exercisable within 60 days, and 27,742,103 Series B warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. YOI also holds warrants to purchase 2,064,121 Ordinary Shares at an exercise price of $0.75 per share that are not exercisable within 60 days. YOI’s warrants have an expiration date in August 2027.

(2)	Based on a total of 256,489,283 Ordinary Shares of the Issuer outstanding as of May 9, 2021 (based on the Issuer’s registration statement on Form F-3 filed with the SEC on May 10, 2021).

CUSIP No. 63008G203	Page 4 of 8

1	NAME OR REPORTING PERSON Yoav Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,570,999 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,570,999 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,570,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Yoav Stern is deemed to beneficially own the 32,570,999 Ordinary Shares held in the name of YOI in Mr. Stern’s capacity as the managing member of YOI and sole trustee of Yoav Stern Separate Property Trust. Includes 2,076,735 Ordinary Shares, 2,752,161 warrants to purchase Ordinary Shares at an exercise price of $0.75 per share exercisable within 60 days, and 27,742,103 Series B warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. Mr. Stern also beneficially owns warrants to purchase 2,064,121 Ordinary Shares at an exercise price of $0.75 per share that are not exercisable within 60 days. YOI’s warrants have an expiration date in August 2027.

(2)	Based on a total of 256,489,283 Ordinary Shares of the Issuer outstanding as of May 9, 2021 (based on the Issuer’s registration statement on Form F-3 filed with the SEC on May 10, 2021).

CUSIP No. 63008G203	Page 5 of 8

This Amendment No. 1 (this “Schedule 13D/A”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2021 (the “Original Schedule 13D”), is being filed by Stern YOI Ltd. Partnership, a Nevada limited partnership (“YOI”), Yoav Stern Separate Property Trust, a trust formed under the laws of Florida (“Stern Trust”), which is the general partner of YOI, and Yoav Stern, a citizen of the State of Israel and the sole trustee of Stern Trust (“Mr. Stern” and, together with YOI and Stern Trust, the “Reporting Persons”) in connection with the acquisition of an aggregate of 122,000 Ordinary Shares by YOI on December 13, 2021.

Item 1. Security and Issuer.

The information contained in “Item 1. Security and Issuer” contained in the Original Schedule 13D is not being amended by this Schedule 13D/A.

Item 2. Identity and Background.

The information contained in “Item 2. Identity and Background” contained in the Original Schedule 13D is not being amended by this Schedule 13D/A.

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Original Schedule 13D is hereby amended to include the following:

The 122,000 Ordinary Shares acquired on December 13, 2021 by the Reporting Persons were acquired at an aggregate purchase price of approximately $500,200, utilizing the personal funds of the YOI.

CUSIP No. 63008G203	Page 6 of 8

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended to include the following:

YOI acquired additional Ordinary Shares on December 13, 2021 because it believes the Ordinary Shares are undervalued and represent an attractive investment opportunity.

Item 5. Interest in Securities of the Issuer.

 The aggregate percentage of Ordinary Shares beneficially owned by the Reporting Persons herein is based upon 256,489,283 Ordinary Shares of the Issuer outstanding as of May 9, 2021, which is the total number of Outstanding Shares as reported in the Issuer’s registration statement on Form F-3 filed with the SEC on May 10, 2021.

YOI may be deemed to beneficially own 32,570,999 Ordinary Shares, constituting approximately 12.7% of the outstanding Ordinary Shares of the Issuer, which includes 2,076,735 Ordinary Shares, 2,752,161 warrants to purchase Ordinary Shares at an exercise price of $0.75 per share exercisable within 60 days, and 27,742,103 Series B Warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. YOI also holds warrants to purchase 2,064,121 Ordinary Shares at an exercise price of $0.75 per share that are not exercisable within 60 days. YOI’s warrants have an expiration date in August 2027. Mr. Stern, in his capacity as the managing member of YOI, has shared voting power and shared dispositive power with regard to the 32,570,999 Ordinary Shares represented by ADSs owned by YOI.

Stern Trust, in its capacity as general partner of YOI, may be deemed to beneficially own 32,570,999 Ordinary Shares held by YOI, constituting approximately 12.7% of the outstanding Ordinary Shares of the Issuer, which includes 2,076,735 Ordinary Shares, 2,752,161 warrants to purchase Ordinary Shares at an exercise price of $0.75 per share exercisable within 60 days, and 27,742,103 Series B Warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. Stern Trust may also be deemed to beneficially own warrants held by YOI to purchase 2,064,121 Ordinary Shares at an exercise price of $0.75 per share that are not exercisable within 60 days. The warrants have an expiration date in August 2027.

CUSIP No. 63008G203	Page 7 of 8

Mr. Stern, in his capacity as managing member of YOI and sole trustee of Stern Trust, may be deemed to beneficially own 32,570,999 Ordinary Shares held by YOI, constituting approximately 12.7% of the outstanding Ordinary Shares of the Issuer, which includes 2,076,735 Ordinary Shares, 2,752,161 warrants to purchase Ordinary Shares at an exercise price of $0.75 per share exercisable within 60 days, and 27,742,103 Series B Warrants to purchase Ordinary Shares at an exercise price of $6.16 per share exercisable within 60 days. Mr. Stern may also be deemed to beneficially own warrants held by YOI to purchase 2,064,121 Ordinary Shares at an exercise price of $0.75 per share that are not exercisable within 60 days. The warrants have an expiration date in August 2027.

Other than acquisition of 122,000 Ordinary Shares on December 13, 2021, none of the Reporting Persons have engaged in any transactions with respect to the Ordinary Shares during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” contained in the Original Schedule 13D is not being amended by this Schedule 13D/A.

Item 7. Material to Be Filed as Exhibits.

The information contained in “Item 7. Material to Be Filed as Exhibits” contained in the Original Schedule 13D is not being amended by this Schedule 13D/A.

CUSIP No. 63008G203	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2021	STERN YOI LTD. PARTNERSHIP

/s/ Yoav Stern
	Name:	Yoav Stern
	Title:	Managing Member

YOAV STERN SEPARATE PROPERTY TRUST

/s/ Yoav Stern
	Name:	Yoav Stern
	Title:	Trustee

/s/ Yoav Stern
Yoav Stern